UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

ZSCALER, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98980G 102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)

☐	Rule 13d–1(c)

☒	Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98980G 102	Page 2

1	NAME OF REPORTING PERSON: Ajay Mangal I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 29,449,532
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 29,449,532
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 29,449,532(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 21.02%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Includes (i) 21,566,041 shares held of record by The CJCP Trust for which Mr. Mangal serves as a trustee; (ii) 2,627,830 shares held of record by The CKS Trust for the benefit of YPC dated December 30, 2017 for which Mr. Mangal serves as a trustee; (iii) 2,627,831 shares held of record by The CKS Trust for the benefit of SRC dated December 30, 2017 for which Mr. Mangal serves as a trustee; (iv) and 2,627,830 shares held of record by The CKS Trust for the benefit of SDC dated December 30, 2017 for which Mr. Mangal serves as a trustee.

(2)

Based on 140,081,679 shares of the Issuer’s common stock outstanding as of November 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2021, filed with the Securities and Exchange Commission on December 8, 2021.

CUSIP No. 98980G 102	Page 3

1	NAME OF REPORTING PERSON: The CJCP Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,566,041
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,566,041
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 21,566,041
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 15.40% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)

Based on 140,081,679 shares of the Issuer’s common stock outstanding as of November 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2021, filed with the Securities and Exchange Commission on December 8, 2021.

CUSIP No. 98980G 102	Page 4

1	NAME OF REPORTING PERSON: The CKS Trust for the benefit of YPC dated 12/30/2017 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,627,830
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,627,830
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,627,830
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 1.88%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)

Based on 140,081,679 shares of the Issuer’s common stock outstanding as of November 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2021, filed with the Securities and Exchange Commission on December 8, 2021.

CUSIP No. 98980G 102	Page 5

1	NAME OF REPORTING PERSON: The CKS Trust for the benefit of SRC dated 12/30/2017 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,627,831
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,627,831
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,627,831
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 1.88%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)

Based on 140,081,679 shares of the Issuer’s common stock outstanding as of November 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2021, filed with the Securities and Exchange Commission on December 8, 2021.

CUSIP No. 98980G 102	Page 6

1	NAME OF REPORTING PERSON: The CKS Trust for the benefit of SDC dated 12/30/2017 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,627,830
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,627,830
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,627,830
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 1.88(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)

Based on 140,081,679 shares of the Issuer’s common stock outstanding as of November 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2021, filed with the Securities and Exchange Commission on December 8, 2021.

.

Item 1

(a) Name of Issuer:

Zscaler, Inc.

(b) Address of Issuer’s Principal Executive Offices:

120 Holger Way

San Jose, California 95134

Item 2

(a) Names of Persons Filing:

Each of the following is a reporting person (“Reporting Person”):

Ajay Mangal

The CJCP Trust

The CKS Trust for the benefit of YPC dated 12/30/2017 (“CKS Trust for YPC”)

The CKS Trust for the benefit of SRC dated 12/30/2017 (“CKS Trust for SRC”)

The CKS Trust for the benefit of SDC dated 12/30/2017 (“CKS Trust for SDC”)

(b) Address or principal business office or, if none, residence:

The address for the principal business office of Mr. Mangal is:

6173 Louise Cove Dr.

Windermere, FL 34786

The address for the principal business office of The CJCP Trust, CKS Trust for YPC, CKS Trust for SRC and CKS Trust for SDC is:

c/o The Goldman Sachs Trust Company

200 Bellevue Parkway, Suite 250

Wilmington, Delaware 19809

(c) Citizenship:

Reference is made to the response to item 4 on each of pages 2-6 of this Schedule 13G (this “Schedule”), which     responses are incorporated herein by reference.

(d) Title and Class of Securities:

Common Stock, par value $0.001 per share.

(e) CUSIP No.:

98980G 102

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Reference is hereby made to the responses to items 5-9 and 11 of pages 2—6 of this Schedule, which responses are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2022

THE CJCP TRUST

By:	/s/ Ajay Mangal
Name:	Ajay Mangal
Title:	Trustee

THE CKS TRUST FOR THE BENEFIT OF YPC DATED 12/30/2017

By:	/s/ Ajay Mangal
Name:	Ajay Mangal
Title:	Trustee

THE CKS TRUST FOR THE BENEFIT OF SRC DATED 12/30/2017

By:	/s/ Ajay Mangal
Name:	Ajay Mangal
Title:	Trustee

THE CKS TRUST FOR THE BENEFIT OF SDC DATED 12/30/2017

By:	/s/ Ajay Mangal
Name:	Ajay Mangal
Title:	Trustee

/s/ Ajay Mangal
Ajay Mangal

Exhibit Index

Exhibit 99.1	The Agreement of Joint Filing by and among The CJCP Trust, The CKS Trust for the benefit of YPC dated 12/30/2017, The CKS Trust for the benefit of SRC dated 12/30/2017, The CKS Trust for the benefit of SDC dated 12/30/2017 and Ajay Mangal dated February 12, 2020 and filed on February 13, 2020, accession number 0001193125-20-035760 is incorporated herein by reference.